Exhibit 99.3
FOR IMMEDIATE RELEASE

360networks announces closing of initial public offering

All amounts in U.S. dollars.

VANCOUVER, B.C. ... April 26, 2000, 360networks today announced the successful closing of its initial public offering of 46,275,000 Subordinate Voting Shares for net proceeds to the company of approximately US $590 million.

In addition, 360networks also announced the successful closing of the US dollar tranche of its 13% high yield notes due 2008 for net proceeds to the company of approximately US $570 million. The completion of the Euro tranche of its previously announced high yield note offering is expected to close this Friday.

About 360networks

360networks (formerly known as Worldwide Fiber) offers broadband network and co-location services for telecommunications companies, Internet service providers, application service providers and data-centric enterprises. 360networks is completing a technologically advanced 90,000-kilometer (56,000-mile) network linking 90 major cities, including a fiber optic terrestrial network in North America and Europe, and undersea cables linking North America, South America and Europe. 360networks and its predecessors have been developing communications networks since 1988.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

For further information:

Michelle Gagne,
Director of Corporate Communications,
Worldwide Fiber, (604) 648-7703,
michelle.gagne@worldwidefiber.com